

October 18, 2023

Kuk Hyoun Hwang
Chief Executive Officer
Bellevue Life Sciences Acquisition Corp.
10900 NE 4th Street
Suite 2300
Bellevue, WA 98004

> **Re: Bellevue Life Sciences Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 10, 2023**
> **File No. 001-41390**

Dear Kuk Hyoun Hwang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Gary Kocher, Esq.